Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2014, or our 2014 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 38 Polyjet and FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations, is the widest in the industry. Our service offerings include our Stratasys Direct Manufacturing printed parts services as well as our professional services. We provide products and services to our global customer base through our offices in North America and internationally, including: Shanghai, China; Frankfurt, Germany; Genoa, Italy; São Paulo, Brazil; Bangalore, India; Tokyo, Japan; and Hong Kong, Korea, Singapore, as well as through our worldwide network of more than 280 agents and resellers. Additionally, through the acquisition of MakerBot, we have added an online sales channel. We have more than 2,900 employees and hold more than 800 granted or pending patents worldwide.

During April 2015, we updated our previously announced investment plan. While we remain confident in our long-term market prospects, in light of the current growth environment, we re-examined our 2015 operating plans and took immediate action to adjust 2015 capital expenditures and operating expenses for the remainder of 2015. As a part of the updated investment plan, we reduced our capital expenditures plans for 2015 to a level of $80 to $110 million, as opposed to the previously announced plan for capital expenditures in a level of $160 to $200 million.

Our ability to implement our strategy is subject to numerous uncertainties, many of which are described under the section captioned “Forward-looking Statements and Factors That May Affect Future Results of Operations” in this Exhibit 99.2 to the Form 6-K as well as, under Item 3.D, “Risk Factors” and Item 5, “Operating and Financial Review and Prospects” in our 2014 Annual Report. We cannot ensure that our efforts will be successful.

Recent developments

Fiscal 2015

Reorganization Plan

In April 2015, we initiated a reorganization plan that is intended to focus efforts on improving and iterating products, growing the 3D ecosystem, and expanding our presence in the professional, education and consumer markets. This reorganization initiative included among others, a reduction in the number of employees and closing of MakerBot’s three retail stores. Through this reorganization, we expect to achieve costs savings and economies of scale and to better position its market penetration.

RTC Rapid Technologies Transaction

On July 1, 2015 we acquired 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition is expected to strengthen our presence in Germany, Switzerland and Austria, and will enable us to offer the full suite of Stratasys 3D printing solutions and services to the installed base of RTC as well as work with its regional resellers to further capitalize on growth opportunities in selected verticals in the region.

Transaction in China

On February 10, 2015, we acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable us to expand our operations in the Chinese market.

Fiscal 2014

Solid Concepts

On July 14, 2014, or the Solid Concepts transaction date, we completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc., or Solid Concepts, an independent additive manufacturing service bureau, for a total consideration of approximately $185.4 million.

In exchange for 100% of the outstanding shares of Solid Concepts, we issued 978,601 ordinary shares, paid cash upon closing in the amount of $40.1 million and were obligated to make an additional holdback cash payment in the amount of $3.8 million that was deferred for six months and was paid in January 2015. In addition, we are obligated to pay deferred payments in three separate annual installments after the Solid Concepts transaction date. The deferred payments were evaluated and recorded at a fair value of $43.6 million as of the Solid Concepts transaction date.

The fair value of the deferred payments as of June 30, 2015 was $15.7 million. Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $77.0 million, based on our share price as of the Solid Concepts transaction date, of which $19.6 million was paid in cash upon closing and expensed as incurred. The remaining retention payments will be paid in three separate annual installments (“deferred retention payments”).

Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable to Solid Concepts shareholders and employees in our shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on our share price. Based on our share price as of June 30, 2015, the deferred retention payments will amount to approximately $21.0 million.

During July 2015, we issued 236,380 ordinary shares in the amount of $8.2 million and paid cash of $2.7 million to Solid Concepts shareholders and employees in connection with the settlement of the first installment of the deferred payments and the deferred retention payments.

We believe that the acquisitions of Solid Concepts and Harvest Technologies, or Harvest, combined with our RedEye Service had created a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage our direct manufacturing services capabilities. These acquisitions have also enabled us to enhance our expertise in parts production, as well as materials and systems knowhow. We believe that the integration with our existing RedEye Service enables us to provide our customers with full service offerings that provide a variety of technologies and custom manufacturing solutions, and supports our expansion into end-use-parts production and vertical market applications.

Following the acquisitions of Solid Concepts and Harvest, we formed Stratasys Direct Manufacturing, or SDM, a paid-parts service from our three AM service companies – Solid Concepts, Harvest, and RedEye. SDM is a provider of 3D printing and custom AM services, offering AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or “GAAP”. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2015 with the corresponding periods in 2014.

Highlights

Significant highlights for the second quarter of 2015 include:

●

Net sales in the three months ended June 30, 2015 were $182.3 million as compared to net sales of $178.5 million in the three months ended June 30, 2014, representing an increase of 2.2%. Net sales increased by approximately 7% on a constant currency basis when compared to the same period last year.

●	Continued the integration process of SDM to create a leading strategic platform for our direct manufacturing service following the acquisitions of Solid Concepts and Harvest.
●	Continued to execute our reorganization and rationalization plans in our operations.
●	Net loss attributable to Stratasys Ltd. of $22.9 million, or $0.55 per diluted share, as compared to net loss of $0.2 million or $0.00 per diluted share, for the three months ended June 30, 2014.
●	We borrowed an additional $125 million under our credit facility, increasing our liquidity to $502.6 million of cash and cash equivalents and short-term bank deposits.

Results of Operations

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2015		2014
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$182,322	100.0%	$178,465	100.0%
Cost of sales	99,414	54.5%	86,831	48.7%
Gross profit	82,908	45.5%	91,634	51.3%
Research and development, net	25,506	14.0%	18,957	10.6%
Selling, general and administrative	97,581	53.5%	77,929	43.7%
Change in fair value of obligations
in connection with acquisitions	(6,680)	-3.7%	628	0.4%
Operating loss	(33,499)	-18.4%	(5,880)	-3.3%
Financial income (expense), net	(711)	-0.4%	337	0.2%
Loss before income taxes	(34,210)	-18.8%	(5,543)	-3.1%
Income taxes	(11,066)	-6.1%	(5,370)	-3.0%
Net loss attributable to Stratasys Ltd.	(22,931)	-12.6%	(173)	-0.1%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Products	$134,490	$154,090	-12.7%
Services	47,832	24,375	96.2%
	$182,322	$178,465	2.2%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $19.6 million, or 12.7% for the three months ended June 30, 2015, as compared to the three months ended June 30, 2014.

The decrease in products sales of 12.7% was driven by a decrease in MakerBot revenues, overall market weakness and a negative impact from foreign currency exchange fluctuations, which were partially offset by strong sale of consumables offerings. Products revenues, excluding MakerBot’s operations, were flat as compared to the three months ended June 30, 2014.

The number of systems shipped in the three months ended June 30, 2015 decreased to 6,731 units as compared to 14,909 units shipped in the three months ended June 30, 2014. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables net sales for the three months ended June 30, 2015 increased by 5.9% as compared to the three months ended June 30, 2014. The increase was driven by acceleration in customer usage and our growing installed base of systems. In particular, the strong sales of our Production series and high-end Design series systems in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. The increase in consumables net sales was also driven by high performance consumable materials for the use in new applications.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $23.5 million for the three months ended June 30, 2015, or 96.2%, as compared to the three months ended June 30, 2014. The increase in services revenues was primarily attributable to the inclusion of SDM revenues, which relates to acquisitions completed after June 30, 2014. Services revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2015		2014		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$111,027	60.9%	$95,168	53.3%	16.7%
EMEA	36,589	20.1%	43,528	24.4%	-15.9%
Asia Pacific	31,590	17.3%	36,905	20.7%	-14.4%
Other	3,116	1.7%	2,864	1.6%	8.8%
	$182,322	100.0%	$178,465	100.0%	2.2%

Net sales for the three months ended June 30, 2015 in the North America region increased as compared to the three months ended June 30, 2014, due to growth in systems and consumables sales, as well as the inclusion of SDM net sales in the North America region.

Net sales for the three months ended June 30, 2015 in the Asia Pacific region decreased by $5.3 million or, 14.4%, as compared to the three months ended June 30, 2014, primarily due to lower net sales of our systems.

Net sales for the three months ended June 30, 2015 in the EMEA region decreased as compared to the three months ended June 30, 2014. In local currencies terms, net sales for the three months ended June 30, 2015 in the EMEA region were flat as compared to the three months ended June 30, 2014. Net sales in the EMEA region were negatively impacted by approximately $7.2 million primarily due to the devaluation of the Euro against the U.S. dollar, on a constant currency basis when compared to the same period last year.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$66,824	$80,696	-17.2%
Services	16,084	10,938	47.0%
	$82,908	$91,634	-9.5%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2015	2014	% Change
Gross profit as a percentage of revenues from:
Products	49.7%	52.4%	-5.1%
Services	33.6%	44.9%	-25.1%
Total gross profit	45.5%	51.3%	-11.4%

Gross profit attributable to products revenues decreased by $13.9 million, or 17.2%, to $66.8 million for the three months ended June 30, 2015 as compared to $80.7 million for the three months ended June 30, 2014. Gross profit attributable to products revenues as a percentage of products revenues decreased to 49.7 % for the three months ended June 30, 2015 as compared to 52.4% for the three months ended June 30, 2014.

The decrease in gross profit attributable to products sales was primarily due to product mix, which was mainly due to sales that favored our lower-margin systems and certain reorganization and other related charges.

Gross profit attributable to services revenues increased by $5.1 million, or 47.0%, to $16.1 million for the three months ended June 30, 2015 as compared to $10.9 million for the three months ended June 30, 2014. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended June 30, 2015 decreased to 33.6%, as compared to 44.9% for the three months ended June 30, 2014. The increase in gross profit from services revenues primarily reflects the inclusion of SDM operations in the three months ended June 30, 2015, which also resulted in a decrease in services gross margin as a percentage of services revenues.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Research and development, net	$25,506	$18,957	34.5%
Selling, general & administrative	97,581	77,929	25.2%
Change in fair value of obligations in
connection with acquisitions	(6,680)	628	-1163.7%
	$116,407	$97,514	19.4%

Percentage of net sales	63.8%	54.6%

Research and development expenses, net for the three months ended June 30, 2015 increased by $6.5 million, or 34.5%, as compared to the three months ended June 30, 2014. The increase was primarily due to inclusion of GrabCad and an increase in headcount to support new research and development initiatives. The headcount increase is partially attributable to our acquisitions and reflects our continued investments in research and development projects, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications.

Research and development expense, net as a percentage of sales increased to 14.0% in the three months ended June 30, 2015 as compared to 10.6% in the three months ended June 30, 2014. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware and materials solutions as well as software solutions to create a leading 3D printing ecosystem. We are dedicated to effectively introduce our innovative technologies to the market in a timely manner.

Selling, general and administrative expenses for the three months ended June 30, 2015 amounted to $97.6 million, compared to $77.9 million for the three months ended June 30, 2014. Selling, general and administrative expenses for the three months ended June 30, 2015 as percentage of net sales were 53.5% as compared to 43.7% for the three months ended June 30, 2014.

The increase of our selling, general and administrative expenses was primarily attributable to the inclusion of SDM operations together with its post-merger integration expenses, which added $12.4 million, reorganization and other related charges of $6.1 million and higher expenses for strategic and marketing initiatives, as well as costs of expanding our sales and marketing infrastructure.

During the three months ended June 30, 2015, we recorded a gain of $6.7 million, compared to a loss of $0.6 million for the three months ended June 30, 2014, due to the revaluation of obligations in connection with acquisitions. The gain recorded during the three months ended June 30, 2015 was due to revaluation of the deferred consideration as part of the Solid Concepts transaction. The loss recorded during the three months ended June 30, 2014 was due to the revaluation of earn out obligations in connection with the MakerBot transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Three Months Ended June 30,
	2015	2014
	U.S. $ in thousands
Operating loss	$(33,499)	$(5,880)

Percentage of net sales	-18.4%	-3.3%

Operating loss for the three months ended June 30, 2015 amounted to $33.5 million compared to operating loss of $5.9 million for the three months ended June 30, 2014. The increase in operating loss was primarily attributable to the decrease in net sales and gross profit, as well as higher selling, general and administrative expenses due to the factors mentioned above. The operating loss was partially offset by gain due to revaluation of obligations in connection with acquisitions as described above.

Financial income (expense), net

Financial expense, net, which mainly comprised foreign currencies effects and interest expense, net, amounted to $0.7 million for the three months ended June 30, 2015, compared to financial income, net of $0.3 million for the three months ended June 30, 2014. The change in financial income (expense), net was primarily due to increase in interest expenses related to the $175 million outstanding balance of our credit facility.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended
	June 30,
	2015	2014
	U.S. $ in thousands		% Change
Income taxes	$(11,066)	$(5,370)	106.1%

As a percent of loss before
income taxes	32.3%	96.9%

Our effective tax rate for the three months ended June 30, 2015 and 2014 was 32.3% and 96.9%, respectively. Our effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

During the second quarter of 2015, we adjusted our long-term tax rates due to a recent amendment of the New York City tax law, under which New York City taxes will now be filed as a consolidated group impacting specific Stratasys group member’s tax deferred. As a result, we recorded a reduction of approximately $1.7 million in our income tax expense associated with the amortization of intangible assets.

In addition, during the second quarter of 2015, we adjusted our long-term tax rates associate with taxable income in Israel, due to change in estimates. As a result, we recorded an increase of approximately $3.4 million in our income tax expense associated with the amortization of intangible assets.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Three Months Ended June 30,
	2015	2014
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(22,931)	$(173)
Percentage of net sales	-12.6%	-0.1%
Net loss per diluted share	$(0.55)	$(0.00)

Net loss attributable to Stratasys Ltd. for the three months ended June 30, 2015 was $22.9 million as compared to net loss of $0.2 million for the three months ended June 30, 2014. This increase of the net loss attributable to Stratasys Ltd. was due to the factors that were previously discussed, primarily the increase of operating loss which was partially offset by higher income tax benefit.

Loss per diluted share was $0.55 for the three months ended June 30, 2015, compared to net loss per diluted share of $0.00 for the three months ended June 30, 2014. In computing our loss per diluted share for the three months ended June 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $5.8 million due to excess redemption amount of redeemable non-controlling interest and our deferred payments liability revaluation. The weighted average fully diluted share count for the three months ended June 30, 2015 was 51.9 million, compared to 49.4 million for the three months ended June 30, 2014.

Comparison of Six Months Ended June 30, 2015 to Six Months Ended June 30, 2014

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2015 and 2014. Additional factors affecting the six months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Six Months Ended June 30,
	2015		2014
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$355,053	100.0%	$329,406	100.0%
Cost of sales	226,057	63.7%	160,044	48.6%
Gross profit	128,996	36.3%	169,362	51.4%
Research and development, net	52,744	14.9%	35,728	10.8%
Selling, general and administrative	200,189	56.4%	145,546	44.2%
Goodwill impairment	150,400	42.4%	-	0.0%
Change in fair value of obligations
in connection with acquisitions	(19,936)	-5.6%	(6,867)	-2.1%
Operating loss	(254,401)	-71.7%	(5,045)	-1.5%
Financial expense, net	(5,835)	-1.6%	(999)	-0.3%
Loss before income taxes	(260,236)	-73.3%	(6,044)	-1.8%
Income taxes	(20,688)	-5.8%	(9,958)	-3.0%
Net income (loss) attributable to Stratasys Ltd.	(239,219)	-67.4%	3,914	1.2%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Products	$261,157	$283,342	-7.8%
Services	93,896	46,064	103.8%
	$355,053	$329,406	7.8%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $22.2 million for the six months ended June 30, 2015, or 7.8%, as compared to the six months ended June 30, 2014.

The number of systems shipped in the six months ended June 30, 2015 decreased to 14,267 units as compared to 23,711 units shipped in the six months ended June 30, 2014. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables revenues for the six months ended June 30, 2015 increased by 11.5% as compared the six months ended June 30, 2014. The increase was driven by acceleration in customer usage and our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $47.8 million for the six months ended June 30, 2015, or 103.8%, as compared to the six months ended June 30, 2014. The increase in services revenues was primarily attributable to the inclusion of SDM revenues, which relates to acquisitions completed after June 30, 2014. Services revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2015		2014		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$208,577	58.7%	$169,832	51.6%	22.8%
EMEA	74,216	20.9%	84,743	25.7%	-12.4%
Asia Pacific	66,894	18.8%	70,325	21.3%	-4.9%
Other	5,366	1.5%	4,506	1.4%	19.1%
	$355,053	100.0%	$329,406	100.0%	7.8%

Net sales for the six months ended June 30, 2015 in the North America region increased as compared to the six months ended June 30, 2014, due to growth in systems and consumables sales, as well as the inclusion of SDM net sales in the North America region.

Net sales for the six months ended June 30, 2015 in the Asia Pacific region decreased by $3.4 million, or 4.9% as compared to the six months ended June 30, 2014.

Net sales for the six months ended June 30, 2015 in the EMEA region decreased as compared to the six months ended June 30, 2014. In local currencies terms net sales for the six months ended June 30, 2015 in the EMEA region increased as compared to the six months ended June 30, 2014. Net sales in the EMEA region were negatively impacted by approximately $15.0 million, primarily due to the devaluation of the Euro against the U.S. dollar, when net sales are translated on a constant currency basis.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$95,120	$148,926	-36.1%
Services	33,876	20,436	65.8%
	$128,996	$169,362	-23.8%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2015	2014	% Change
Gross profit as a percentage of revenues from:
Products	36.4%	52.6%	-30.7%
Services	36.1%	44.4%	-18.7%
Total gross profit	36.3%	51.4%	-29.3%

Gross profit attributable to products revenues decreased by $53.8 million, or 36.1%, to $95.1 million for the six months ended June 30, 2015 as compared to $148.9 million for the six months ended June 30, 2014. Gross profit attributable to products revenues as a percentage of revenue decreased to 36.4% for the six months ended June 30, 2015 as compared to 52.6% for the six months ended June 30, 2014.

The decrease in gross profit attributable to products revenues was primarily due to impairment charges related to certain of MakerBot’s developed technology intangible assets of $29.8 million, product mix which was mainly due to sales that favored our lower-margin systems and certain reorganization and other related charges.

Gross profit attributable to services revenues increased by $13.4 million, or 65.8%, to $33.9 million for the six months ended June 30, 2015 as compared to $20.4 million for the six months ended June 30, 2014. Gross profit attributable to services revenues as a percentage of services revenues in the six months ended June 30, 2015 decreased to 36.1%, as compared to 44.4% for the six months ended June 30, 2014. The increase in gross profit from services revenues primarily reflects the inclusion of SDM operations in the six months ended June 30, 2015, which also resulted in a decrease in services gross margin as a percentage of services revenues.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Six Months Ended June 30,
	2015	2014	% Change
	U.S. $ in thousands
Research and development, net	$52,744	$35,728	47.6%
Selling, general & administrative	200,189	145,546	37.5%
Goodwill impairment	150,400	-	N/A
Change in fair value of obligations in
connection with acquisitions	(19,936)	(6,867)	190.3%
	$383,397	$174,407	119.8%

Percentage of net sales	108.0%	52.9%

Research and development expenses, net for the six months ended June 30, 2015 increased by $17.0 million, or 47.6%, as compared to the six months ended June 30, 2014. The increase was primarily due to inclusion of GrabCad and an increase in headcount to support new research and development initiatives.

Research and development expense, net as a percentage of sales increased to 14.9% in the six months ended June 30, 2015 as compared to 10.8% in the six months ended June 30, 2014. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware and materials solutions as well as software solutions to create a leading 3D printing ecosystem.

Selling, general and administrative expenses for the six months ended June 30, 2015 amounted to $200.2 million, compared to $145.5 million for the six months ended June 30, 2014. Selling, general and administrative expenses for the six months ended June 30, 2015 as a percentage of net sales were 56.4% as compared to 44.2% for the six months ended June 30, 2014.

The increase of our selling, general and administrative expenses was primarily attributed to impairment charges related to MakerBot’s customer relationships intangible assets of $13.4 million, the inclusion of SDM operations together with post-merger integration expenses relating to our new SDM branding initiatives, which added $22.0 million, certain reorganization and other related charges and higher expenses for strategic and marketing initiatives as well as costs of expanding our sales and marketing infrastructure.

During the first quarter of 2015, we recorded a goodwill impairment charge of $150.4 million related to our MakerBot reporting unit. The main factors for this non-cash and non-tax-deductible expense included a decrease of MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 and below our previous projections, and lower forecasted profitability due to current trends in the 3D desktop market. During the second quarter of 2015, we performed an interim goodwill assessment for all of our reporting units. Based on our assessment as of June 30, 2015, no goodwill was determined to be impaired. For further information, see note 4 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

During the six months ended June 30, 2015, we recorded a gain of $19.9 million, compared to gain of $6.9 million for the six months ended June 30, 2014, due to the revaluation of obligations in connection with acquisitions. The gain recorded during the six months ended June 30, 2015 was due to revaluation of the deferred consideration as part of the Solid Concepts transaction. The gain recorded during the six months ended June 30, 2014 was due to the revaluation of earn out obligations in connection with the MakerBot transaction.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Six Months Ended June 30,
	2015	2014
	U.S. $ in thousands
Operating loss	$(254,401)	$(5,045)

Percentage of net sales	-71.7%	-1.5%

Operating loss for the six months ended June 30, 2015 amounted to $254.4 million compared to operating loss of $5.0 million for the six months ended June 30, 2014. The operating loss for the six months ended June 30, 2015, was primarily attributable to non-cash impairment charges related to MakerBot’s goodwill and certain of its other intangible assets of $193.6 million as well as higher selling, general and administrative expenses. The operating loss was partially offset by gain due to revaluation of obligations in connection with acquisitions as described above.

Financial expense, net

Financial expense, net, which mainly comprised foreign currencies effects and interest expense, net, amounted to $5.8 million for the six months ended June 30, 2015, compared to financial expense, net of $1.0 million for the six months ended June 30, 2014. The increase was primarily due to foreign currency transaction losses due to changes in rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro), which are partially related to intercompany receivables and payables denominated in a foreign currency, partially offset by revaluation of forward contracts that hedged the corresponding currency exposure. We incurred additional interest expenses due to our additional borrowing under our credit facility.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2015	2014
	U.S. $ in thousands		% Change
Income taxes	$(20,688)	$(9,958)	107.8%

As a percent of loss before
income taxes	7.9%	164.8%

Our effective tax rate for the six months ended June 30, 2015 and 2014 was 7.9% and 164.8%, respectively. Our effective tax rate has varied significantly due to changes in the mix of taxable income and tax loss between the U.S. and Israel.

Our effective tax rate for the six months ended June 30, 2015 was mainly impacted by impairment of goodwill associated with the Makerbot acquisition, which is non-tax deductible, and therefore had a significant impact on the effective tax rate for the six months ended June 30, 2015.

The income of $6.9 million attributable to the change in fair value of the Company’s earn-out obligations in the six months ended June 30, 2014, was non-taxable, and therefore had a significant impact on the effective tax rate in this period.

Net Income (Loss) and Net Income (Loss) Per Share Attributable to Stratasys Ltd.

Net income (loss) and net income (loss) per diluted share attributable to Stratasys Ltd., were as follows:

	Six Months Ended June 30,
	2015	2014
	U.S. $ in thousands
Net income (loss) attributable to Stratasys Ltd.	$(239,219)	$3,914
Percentage of net sales	-67.4%	1.2%
Net income (loss) per diluted share	$(4.77)	$0.08

Net loss attributable to Stratasys Ltd. for the six months ended June 30, 2015 was $239.2 million as compared to net income of $3.9 million for the six months ended June 30, 2014. The net loss attributable to Stratasys Ltd. for the six months ended June 30, 2015, was due to the factors that were previously discussed, primarily the impairment charges related to MakerBot goodwill and certain of its intangibles assets and the increase in our selling, general and administrative expenses, which were partially offset by gain due to revaluation of obligations in connection with acquisitions and higher income tax benefit.

Net loss per diluted share was $4.77 for the six months ended June 30, 2015, compared to net income per diluted share of $0.08 for the six months ended June 30, 2014. In computing our loss per diluted share for the three months ended June 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $5.8 million due to excess redemption amount of redeemable non-controlling interest and our deferred payments liability revaluation. The weighted average fully diluted share count for the six months ended June 30, 2015 was 51.4 million, compared to 51.2 million for the six months ended June 30, 2014.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, reorganization related charges, and (y) excluding non-cash charges such as share-based compensation, amortization of intangible assets, one time write-off of deferred tax assets, and impairment charges that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2015	Non-GAAP	2015	2014	Non-GAAP	2014
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$82,908	$16,816	$99,724	$91,634	$15,079	$106,713
	Operating income (loss) (1,2)	(33,499)	37,172	3,673	(5,880)	34,642	28,762
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(22,931)	30,893	7,962	(173)	28,167	27,994
	Diluted net income (loss) per share attributable
	to Stratasys Ltd. (4)	$(0.55)	$0.70	$0.15	$(0.00)	$0.55	$0.55

(1)	Acquired intangible assets amortization expense		12,301			14,029
	Non-cash stock-based compensation expense		1,797			1,034
	Reorganization and other related costs		2,512			-
	Merger and acquisition related expense		206			16
			16,816			15,079

(2)	Acquired intangible assets amortization expense		5,684			5,507
	Non-cash stock-based compensation expense		7,767			6,044
	Change in fair value of obligations in connection with acquisitions		(6,680)			628
	Reorganization and other related costs		6,755			-
	Merger and acquisition related expense		6,830			7,384
			20,356			19,563
			37,172			34,642

(3)	Tax expense related to adjustments		(6,279)			(6,475)
			$30,893			$28,167

(4)	Weighted average number of ordinary
	shares outstanding- Diluted*	51,870		52,705	49,373		51,196

		Six Months Ended June 30,
		2015	Non-GAAP	2015	2014	Non-GAAP	2014
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$128,996	$64,137	$193,133	$169,362	$29,477	$198,839
	Operating income (loss) (1,2)	(254,401)	257,298	2,897	(5,045)	56,563	51,518
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(239,219)	249,205	9,986	3,914	44,679	48,593
	Diluted net income (loss) per share attributable
	to Stratasys Ltd. (4)	$(4.77)	$4.96	$0.19	0.08	0.87	0.95

(1)	Impairment of other intangible assets		29,782			-
	Acquired intangible assets amortization expense		27,206			27,489
	Non-cash stock-based compensation expense		3,630			1,946
	Reorganization and other related costs		2,512			-
	Merger and acquisition related expense		1,007			42
			64,137			29,477

(2)	Goodwill impairment		150,400			-
	Impairment of other intangible assets		13,423			-
	Acquired intangible assets amortization expense		12,140			10,871
	Non-cash stock-based compensation expense		15,694			11,868
	Change in fair value of obligations in connection with acquisitions		(19,936)			(6,867)
	Reorganization and other related costs		6,756			-
	Merger and acquisition related expense		14,684			11,214
			193,161			27,086
			257,298			56,563

(3)	Tax expense related to adjustments		(8,093)			(11,884)
			$249,205			$44,679

(4)	Weighted average number of ordinary
	shares outstanding- Diluted*	51,413		52,524	51,238		51,221

*For a reconciliation of net income (loss) per diluted share attributable to Stratasys Ltd., refer to note 5 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Six Months Ended June 30,
	2015	2014
	U.S $ in thousands
Net income (loss)	$(239,548)	$3,914
Goodwill impairment	150,400	-
Impairment of other intangible assets	43,205	-
Depreciation and amortization	55,780	48,579
Deferred income taxes	(25,196)	(13,440)
Stock-based compensation	19,324	13,814
Excess tax benefit from stock options	-	(582)
Change in fair value of obligations in connection with acquisitions	(19,936)	(6,867)
Foreign currency transactions loss and other non-cash items	6,056	419
Change in working capital and other items	(1,829)	(36,219)
Net cash provided by (used in) operating activities	(11,744)	9,618
Net cash provided by (used in) investing activities	(191,386)	88,603
Net cash provided by (used in) financing activities	115,172	(9,996)
Effect of exchange rate changes on cash	(1,915)	1
Net change in cash and cash equivalents	(89,873)	88,226
Cash and cash equivalents, beginning of period	442,141	414,088
Cash and cash equivalents, end of period	$352,268	$502,314

Our cash and cash equivalents balance decreased to $352.3 million at June 30, 2015 from $442.1 million at December 31, 2014. The decrease in cash and cash equivalents in the six months ended June 30, 2015 was due to cash used in investing activities in an amount of $191.4 million and cash of $11.7 million used in operating activities which was partially offset by cash flows provided by financing activities of $115.2 million.

Our cash and cash equivalents balance increased to $502.3 million at June 30, 2014 from $414.1 million at December 31, 2013. The increase was due to net cash provided by investing activities of $88.6 million and cash of $9.6 million provided by operating activities which was partially offset by cash flows used in financing activities in an amount of $10.0 million.

Cash flows from operating activities

We used cash from operating activities of $11.7 million during the six months ended June 30, 2015. The net loss of $239.5 million was favorably adjusted due to non-cash charges for impairment of goodwill and other intangible assets of $193.6 million, depreciation and amortization of $55.8 million, stock-based compensation expense of $19.3 million and foreign currency transactions loss of $6.0 million, which was primarily resulted due to the devaluation of the Euro against the U.S. dollar. Changes in deferred income taxes of $25.2 million and non-cash changes in the fair value of obligations in connections with acquisitions of $19.9 million unfavorably affected cash from operating activities. Changes in working capital items consisted mainly of an increase in inventories of $18.7 million, partially offset by a decrease in accounts receivable of $11.4 million and an increase in other current liabilities of $8.0 million.

During the six months ended June 30, 2014, we generated cash from operating activities of $9.6 million. The net income of $3.9 million was favorably adjusted due to non-cash charges for depreciation and amortization and stock-based compensation expense offset by the change in the fair value of earn-out obligations. Non-cash charges that unfavorably affected cash from operating activities were mainly the changes in the deferred income taxes of $13.4 million and the changes in working capital and other of $36.2 million.

Cash flows from investing activities

We used cash of $191.4 million in our investing activities during the six months ended June 30, 2015. Cash was primarily used to invest $152.1 million of our cash and cash equivalents in short-term bank deposits as well as to purchase property and equipment.

Property, plant and equipment purchases were $44.8 million for the six months ended June 30, 2015. Our principal property and equipment purchases were for our new property in Rehovot, which is currently under construction. The new Rehovot Property will house the Company’s Israeli headquarters, research and development facilities and certain manufacturing activities. Other property and equipment purchases were primarily for the enhancement of our manufacturing capabilities of our facilities in the United States.

During the six months ended June 30, 2014, our investing activities generated cash of $88.6 million. The net change in short-term bank deposits provided $124.7 million due to the maturity of those deposits and was partially offset by property, plant and equipment purchases of $23.5 million as well as cash of $14.2 million used to fund acquisitions and other intangibles assets purchases.

Cash flows from financing activities

Net cash provided by our financing activities during the six months ended June 30, 2015 was $115.2 million. Cash provided by financing activities was mainly attributed to our additional borrowing of $125.0 million under our credit facility during the second quarter of 2015. In addition, cash of $11.9 million was used to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $2.1 million from the exercise of stock options.

During the six months ended June 30, 2014 we used cash of $10.0 million in our financing activities. During the second quarter of 2014, we paid in cash an amount of $10.8 million for the first earn-out period obligation in connection with MakerBot transaction. Cash used in financing activities, was partially offset by proceeds of $3.0 million from the exercise of stock options and the related excess tax benefit.

Capital resources and capital expenditures

Our total current assets amounted to $859.0 million as of June 30, 2015, of which $502.6 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $372.7 million. Our cash and cash equivalents and short-term bank deposits are primarily held in banks in Israel, United Kingdom, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for most of our customers, ongoing credit evaluation and account monitoring procedures.

In February 2015, we announced our new long-term investment plan to help enable growth, maintain market leadership and meet future opportunities. We may make additional investments in property, plant and equipment, expansion of our operations into additional geographies, information technology, or IT, human resources and sales and marketing required for future growth. We re-examined our operating plans for 2015 and updated our estimate for capital expenditure to a level of $80 to $110 million. During July 2015, we made additional payments of approximately $26.3 million in connection with our new Rehovot Property and its related taxes. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

Revolving credit facility

Pursuant to a credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto, our company (via Stratasys International Ltd., our wholly-owned subsidiary, which serves as borrower) has in place a five-year revolving credit facility in an aggregate principal amount of up to $250 million. The revolving credit facility permits swing line loans of up to the lesser of: (1) $25 million and (2) the aggregate commitments of all of the lenders. All of the obligations under the credit agreement are unconditionally guaranteed by our company and by our (and the borrower’s) active U.S. and Israeli subsidiaries.

The credit agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions that are a function of our consolidated financial status. These broader exceptions include, among other things, the ability of our company, the borrower, or any of their subsidiaries to make investments, consummate acquisitions (as such terms are defined in the credit agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain conditions are met. During April 2015 we borrowed an additional $125 million under the credit facility. Including amounts previously borrowed, we have $175 million principal amount of debt outstanding under the revolving credit facility. In July 2015, we entered into an amendment to the credit agreement that adjusted, among other terms, the minimum consolidated EBITDA levels that we are required to achieve under certain affirmative covenants under the agreement.

We believe that we were in compliance with the all covenants under the amended credit agreement as of June 30, 2015. For a more complete description of the credit facility, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility” in our 2014 Annual Report and the amendment to our credit facility agreement attached as Exhibit 99.3 to the Form 6-K.

Acquisitions

As discussed in note 2 to our condensed consolidated financial statements, we acquired Solid Concepts on July 14, 2014. At the closing, we paid approximately $162 million as part of the purchase price and other related expenses, of which $60 million was paid in cash and $98 million was paid in our shares; an additional $4 million of the initial purchase price was deferred for six months and was paid in cash during January 2015. The remaining related payments, including deferred consideration and retention bonus payments, are subject to certain adjustments based on our share price. Based on our share price as of June 30, 2015, the total undiscounted amount of the deferred payments consideration and retention bonus amounted to approximately $38.1 million. Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable under the Solid Concepts transaction in our shares, cash or any combination of the two. During July 2015, we issued 236,380 ordinary shares in the amount of $8.2 million and paid cash of $2.7 million to in connection with the settlement of the first installment of the deferred payments and the deferred retention payments. We believe that our existing cash reserves and our revolving credit facility will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, revolving credit facility and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2014 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K of which this Operating and Financial Review is a part, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●

our ability to continue efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition and to successfully establish and execute effective post-acquisition integration plans;

●	the overall global economic environment;
●	the impact of competition and new technologies;
●	general market, political and economic conditions in the countries in which we operate;
●	projected capital expenditures and liquidity;
●	changes in our strategy;
●	government regulations and approvals;
●	changes in customers’ budgeting priorities;
●	failure of demand for our products and services to grow as expected;
●	reduction in our profitability due to shifting in our product mix too far into lower margin products or our shifting in our revenues mix significantly towards our AM services business.
●	possible additional liability relating to parts manufactured by our digital manufacturing services;
●	litigation and regulatory proceedings;
●	our ability to satisfy the financial covenants under our credit agreement; and
●

those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2014 Annual Report, as well as in the 2014 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2014 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in our 2014 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 10-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.